

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

<u>Via E-mail</u>
David M Ellis
President, Chief Executive Officer, Chairman of the Board of Directors
ScanSys, Inc.
207 Crystal Grove Blvd. Suite 102
Lutz, FL 33548

> **Re: ScanSys, Inc. (formerly known as Apex 7 Inc.)**
> **Form 8-K**
> **Filed June 12, 2013**
> **File No. 000-54874**

Dear Mr. Ellis:

We issued comments to you on the above captioned filing on July 5, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete and substantive response to these comments by August 12, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Paul Fischer, Attorney-Advisor, at 202-551-3415 if you have any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director